Integrated Environmental Technologies, Ltd. Announces Sale of EcaFlo® Equipment to U.S. Defense Contractor

Press Release
Source: Integrated Environmental Technologies, Ltd.
On Thursday June 25, 2009, 10:01 am EDT

LITTLE RIVER, S.C.--(BUSINESS WIRE)--Integrated Environmental Technologies, Ltd. (OTC:IEVM - News) announces the purchase of the next generation EcaFlo® Excelyte® equipment by Honeywell Technology Solutions, Inc., the purchasing agent engaged by the U.S. Defense Threat Reduction Agency (“DTRA”) for the Interagency Biological Remediation Demonstration project. The Joint Project Manager for Decontamination ("JPM-DC") funded the purchase. DTRA, under special mandate from the United States Department of Defense, and working in conjunction with the U.S. Department of Homeland Security, purchased the EcaFlo® equipment to produce Excelyte® and EcaFlo® catholyte.

The EcaFlo® units produce a powerful, environmentally friendly disease control agent uniquely manufactured from a saline solution. Excelyte® is produced by channeling the solution through an electrolytic cell using a proprietary microprocessor to precisely apply voltage, ensuring a metastable, pH-neutral microbiocide that is safe for the environment.

Excelyte® will be used in significant situations requiring a highly efficacious, environmentally friendly, “green” biocidal agent to remediate after a bio-terrorist attack. EcaFlo® catholyte is a mild cleaning detergent and degreasing agent that can be used in concert with Excelyte® to clean and disinfect.

Excelyte® is the only anolyte solution registered by the U.S. Environmental Protection Agency (“EPA”) as a broad spectrum microbiocide. It kills Anthrax and neutralizes Sarin, mustard gas and nerve gas. Excelyte® is as much as 100 times more effective than bleach at eradicating influenza, MRSA, staph, salmonella, E. coli and other deadly pathogens. Excelyte® is biodegradable and non-accumulative. It quickly degrades into saltwater and leaves no detrimental footprint when exposed to environmental conditions. Much like the human immune system, Excelyte® is an antimicrobial solution formed from naturally occurring elements. The treatment is chemically selective with no toxic or mutanagenic side affects to humans or pets.

William E. “Bill” Prince, President and CEO of Integrated Environmental Technologies, Ltd., stated, "EcaFlo® Excelyte® destroys cell membranes by immediately collapsing the cell structure. Excelyte®, the only electro-chemically activated and EPA-registered 'green' hospital-level disinfectant, is reliably and consistently produced by lET's EcaFlo® equipment. We are dedicated to making certain that the threat of bioterrorism to our Nation is greatly reduced by offering DTRA and other federal agencies EcaFlo® equipment and the full support of our staff to further develop action plans for the most effective uses of EcaFlo® Excelyte®."

To learn more about IEVM, please visit our investor relations website, www.ietltd.net. To learn more about I.E.T., Inc.'s EcaFlo® units and Excelyte®, please visit www.ietecaflo.com and www.excelyte.com.

Contact:

Integrated Environmental Technologies, Ltd.

William E. "Bill" Prince, President and CEO